UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

PIMCO Flexible Real Estate Income Fund

(Name of Issuer)

Institutional Class Common Shares

(Title of Class of Securities)

72203N509

(CUSIP Number)

Daniel J. Ivascyn

c/o Pacific Investment

Management Company

LLC

650 Newport Center Drive

Newport Beach, California 92660

Copy to:

Regina M. Schlatter, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 72203N509

1.	Name of Reporting Person: Daniel J. Ivascyn
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 798,889.178
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 798,889.178
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 798,889.178
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.4% (1)
14.	Type of Reporting Person: IN

(1)	Represents the Reporting Person’s current beneficial ownership percentage based upon 12,529,275 Common Shares outstanding as of May 13, 2024.

This amendment to Schedule 13D (“Amendment No. 10”) amends the Schedule 13D of Daniel J. Ivascyn originally filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2023, as subsequently amended by Amendment No. 1 filed with the SEC on June 6, 2023, Amendment No. 2 filed with the SEC on September 20, 2023, Amendment No. 3 filed with the SEC on October 5, 2023, Amendment No. 4 filed with the SEC on November 7, 2023, Amendment No. 5 filed with the SEC on December 12, 2023, Amendment No. 6 filed with the SEC on December 28, 2023, Amendment No. 7 filed with the SEC on January 22, 2024, Amendment No. 8 filed with the SEC on February 22, 2024 and Amendment No. 9 filed with the SEC on March 29, 2024 (collectively, the “Schedule”) to report and reflect a reduction in the beneficial ownership of the Issuer’s Common Shares due to an increase in the outstanding Common Shares of the Issuer. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule. Except as set forth herein, the Schedule is unmodified.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and replaced in its entirety as follows:

(a)

The Reporting Person beneficially owns 798,889.178 Common Shares of the Issuer, which represents approximately 6.4% of the Issuer’s currently outstanding Common Shares, based upon 12,529,275 Common Shares outstanding as of May 13, 2024.

(b)

The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the Common Shares beneficially owned by the Reporting Person described in paragraph (a) above.

(c)	The Reporting Person has not effected any transactions in the Issuer’s Common Shares within the past 60 days.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, his Common Shares.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2024
/s/ Michelle Fabre, Attorney-in-Fact for Daniel J. Ivascyn